September 6, 2011

Manda Ghaferi, Esq.
SunAmerica Annuity and Life Assurance Company
1 SunAmerica Center
Los Angeles, CA 90067-6022

> Re: Variable Separate Account
>   SunAmerica Annuity and Life Assurance Company
>   Initial Registration Statement on Form N-4
>   File Nos. 333-175414 & 811-03859
>
>   FS Variable Separate Account
>   First SunAmerica Life Insurance Company
>   Initial Registration Statement on Form N-4
>   File Nos. 333-175415 & 811-08810

Dear Ms. Ghaferi:

The staff has reviewed the above-referenced registration statements, which the Commission received on July 8, 2011. We have given the registration statements a full review. Based on our review, we have the following comments:

1.   Glossary, page 3.

Please clarify the definition of the Fixed Account to explain that the fixed account is part of the general account of the insurance company.

2.   Highlights, page 4

In the Expenses section, please revise the vague disclosure stating that, "withdrawal charges no longer apply to *that* Purchase Payment after a Purchase Payment has been in the contract for five complete years."

3.   Fee Tables, page 6

Please reflect in the table only the guaranteed maximum charge for the Separate Account Charge (1.55%). The Separate Account Charge after the 5th Contract Anniversary and the Maximum Separate Account Annual Expenses after the 5th Contract anniversary may be disclosed in a footnote to the table.   See Instruction 5 to Item 2 of Form N-4.

4.   Polaris Portfolio Allocator Program, page 17

In appears that an owner can elect to participate in the program and continue to invest in other portfolios. In particular, please clarify if 100% of contract value must be invested in a single model if an owner elects to participate in the program after contract issuance.

5.   Additional Amounts Credited, page 42

Please explain the "additional amounts" beyond fee reductions or waivers that may be credited to contracts sold to groups.

6.   The General Account, page 52

Please revise the disclosure to specifically refer to the Secured Value Account as a general account obligation.

7.   Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

8.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products